gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 30, 2006

Mail Stop 4561

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Somebox, Inc.

Registration Statement Form SB-2/Amendment 3

File No.: 333-132107

Dear Ms. Jacobs:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are either made in response to staff comments on the 2nd Amendment to the  Registration Statement or represent an updating of material previously filed to reflect any developments in the business of Somebox, Inc.  The paragraph numbers below correspond to the numbered comments in your May 22, 2006 letter of comment.

Form SB-2

Risk Factors

1.

The issue concerning the allowance for doubtful accounts had been addressed in our prior amendment at which time we advised that the allowance for doubtful accounts had been built up and increased from inception. No bad debts had ever been charged against the allowance. The bad debts relating to older receivables were charged against the allowance during the quarter ended February 28, 2006. Bad debt expense relating to recently generated  revenue was negligible. Nevertheless, we have added a new Risk Factor No. 28.

Business and Related Party Transactions

2.

The consulting work involves no related party transactions. It is performed by Mr. Seitz in his capacity as our President. The clients are all unrelated  and unaffiliated to us and to Mr. Seitz. We have clarified the language on page 25 to make that clear.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 30, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A3

File No.: 333-132107

Management’ Discussion and Analysis

Three Months Ended February 28, 2006 and 2005

3.

We disclosed that the consulting projects are performed principally by our President to unaffiliated third parties. Typically, each project is short-term, less than one month in length, in nature and billed upon completion. In addition we disclosed that the increase in accounts payable from $977 at November 30, 2005 to $7,188 at February 28, 2006 relates almost exclusively to an unpaid bill of $6,000 due to our auditors.

Liquidity

4.

None of our President’s salary has been deferred as of February 28, 2006. Our President has agreed to defer salary due to him if that becomes necessary to satisfy liabilities in the future. All amounts due to our President at February 28, 2006 relate to amounts paid by him to vendors on our behalf. These facts are specifically disclosed in Liquidity, Certain Relationships and Related Transactions, and Note 5 to audited Financial Statements.

5.

As indicated in Item 4 above, no portion of salary has been deferred as of February 28, 2005, and all amounts due to our President at February 28, 2006 relate to amounts paid by him to vendors on our behalf.

6.

We added some disclosure on bad debts. However, bad debt expense was only $1,215 in 2005. There were no bad debts in 2004 or during the three months ended February 28, 2006.

Financial Statements

Capitalization of software costs

7.

As a preface to this response, the costs for each project range from de minimis to immaterial. The difference in reporting for us between using SFAS No. 86 or SOP 98-1 would not be significant. The software modification costs incurred by us relate generally to modifying open source software to meet the needs of individual customers who pay us for the service. In effect, the software is marketed, not to the general public, but on a “one-by-one” basis. The modifications are not used for our own internal purposes. Therefore, SFAS No. 86 appears to be more relevant than SOP 98-1.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 30, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A3

File No.: 333-132107

Related Party Transactions

8.

According to APBO No. 21, paragraph 11, a note exchanged for cash “is presumed to have a present value at issuance measured by the cash proceeds exchanged”.  Since the amount due to our President is exactly equal to the amount of cash he loaned to our Company, it is not possible to impute interest for this loan.  Further, the liability amount will not accrete in the future as it is a zero-interest bearing loan.  No other rights or privileges are associated with this loan and it has no specified maturity date.

Balance Sheet

9.

The error noted in our letter to the staff of May 9, 2006 has been corrected.

Recent Sales of Unregistered Securities

10.

We understand that the purchaser representative concept does not apply to Section 4(2) but it is not necessary to rely upon Regulation D.  Each of the 39 purchasers ( less the    two minor children of Kyle Howland ) indicated on their own behalf and in writing that they are sophisticated investors either alone or with a purchaser representative.  Of these 39 persons, seven persons have indicated that they are accredited investors (either alone or with their respective purchaser representative).  The type of information afforded is summarized in Item 26 to SB-2 Registration Statement.  These persons were afforded the opportunity to ask questions and receive answers from the Issuer’s President and were directed to Issuer’s website (and books and records if requested) for further information regarding Issuer and named Issuer’s clients as indicated on such website.  These persons were then able to access Issuer’s work product by going to Issuer’s clients’ websites.  As relates to the two minor children of Kyle Howland, Mr. Howland purchased Issuer securities both for himself and his two minor children .. He made the investment decision and supplied the funds to purchase an aggregate of 20,000 shares of which Mr. Howland retained 10,000 and gave each of his two minor children 5,000 shares each.

Exhibit 23.1 - Consent

11.

The updated consent from our Registered Independent Auditor is filed as an Exhibit.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 30, 2006

Re:

Somebox, Inc.

Registration Statement Form SB-2/A3

File No.: 333-132107

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Somebox, Inc.

Mantyla McReynolds, LLC